ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                           77K AND 77Q1 OF FORM N-SAR

   (Attachment also required pursuant to Section 304(a)(1) of Regulation S-K)




1. In connection with the contemplated reorganization of Veredus Growth Fund into Alleghany/Veredus Aggressive Growth Fund, Arthur Andersen LLP resigned as independent auditors for the Veredus Funds (the "Trust") effective on shareholder approval of the reorganization and shareholder ratification of the selection of KPMG Peat Marwick LLP ("KPMG") as independent auditors. The shareholders approved the reorganization and ratified the selection of KPMG as independent auditors on November 25, 1998. The engagement of KPMG as the independent auditors for the Veredus Growth Fund for the fiscal year ended October 31, 1998 was effective on that date.

2. The report of Arthur Andersen LLP on the balance sheet dated as of June 18, 1998 did not contain an adverse opinion or disclaimer of opinion nor were any reports qualified or modified as to uncertainty, audit scope, or accounting principles.

3. The change of accountants to KPMG Peat Marwick LLP was approved by the Board of Trustees on October 26, 1998, subject to shareholder approval. The shareholders approved the change on November 25, 1998. KPMG Peat Marwick LLP has been engaged to audit the Trust for the fiscal year ended October 31, 1998.

4. In connection with the audit of the balance sheet dated June 18, 1998, and the interim period preceding the resignation, the Trust had no disagreements with Arthur Andersen LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP would have caused it to make reference to the subject matter of the disagreement in connection with its report.

5. There are no reportable events under Item 304(a)(1)(v)(A) through (D) of Regulation S-K for any fiscal period preceding the resignation of Arthur Andersen LLP.